UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                              Thinking Tools, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   884098 10 4
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                                 (CUSIP Number)

                                   Fred Knoll
                         Knoll Capital Management, L.P.
                           200 Park Avenue, Suite 3900
                            New York, New York 10166
                                 (212) 808-7474
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 January 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 12)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  884098 10 4                                        PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           THINKING TECHNOLOGIES, LP


--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           OO

 -------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

                           -----------------------------------------------------
        SHARES             8     SHARED VOTING POWER

                                  4,743,722
     BENEFICIALLY          -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
    OWNED BY EACH
                           -----------------------------------------------------
      REPORTING           10     SHARED DISPOSITIVE POWER

                                 4,743,722
     PERSON WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           4,743,722
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           42.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

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CUSIP NO.  884098 10 4                                        PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EUROPA INTERNATIONAL INC.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

                           -----------------------------------------------------
        SHARES             8     SHARED VOTING POWER

                                  144,712,595
     BENEFICIALLY          -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
    OWNED BY EACH
                           -----------------------------------------------------
      REPORTING           10     SHARED DISPOSITIVE POWER

                                 144,712,595
     PERSON WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           144,712,595
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           93.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

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CUSIP NO.  884098 10 4                                        PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           KNOLL CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           AF

--------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

                           -----------------------------------------------------
        SHARES             8     SHARED VOTING POWER

                                  149,456,317
     BENEFICIALLY          -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
    OWNED BY EACH
                           -----------------------------------------------------
      REPORTING           10     SHARED DISPOSITIVE POWER

                                 149,456,317
     PERSON WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           149,456,317
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           95.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

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CUSIP NO.  884098 10 4                                        PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           FRED KNOLL
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           AF

--------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

        SHARES                   1,102,900

                           -----------------------------------------------------
        SHARES             8     SHARED VOTING POWER

                                  149,456,317
     BENEFICIALLY          -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
    OWNED BY EACH
                                 1,102,900
                           -----------------------------------------------------
      REPORTING           10     SHARED DISPOSITIVE POWER

                                 149,456,317
     PERSON WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           150,559,217
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           96.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*


           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of Thinking Tools, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at c/o Knoll Capital Management, L.P., 200 Park Avenue, Suite 3900, New York, New York 10166.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by Thinking Technologies, L.P., a Delaware limited partnership ("Technologies"), Europa International Inc. ("Europa"), a company organized under the laws of the British Virgin Islands, Knoll Capital Management L.P. ("Knoll Capital"), a Delaware limited partnership and Mr. Fred Knoll, a citizen of the United States (Mr. Knoll, together with Technologies, Europa and Knoll Capital, are referred to herein as the "Reporting Persons"). Technologies is primarily engaged in the business of investing in securities. Europa is a fund which invests in and otherwise trades in equity and equity-related securities. Knoll Capital, an investment management firm, is the general partner of Technologies and manages the investments of Europa. Fred Knoll is the principal partner and president of Knoll Capital. The director of Europa is Standard Nominees Trident Trust Company (B.V.I.) Limited ("Standard"), a company organized under the laws of the British Virgin Islands. The principal business address of Europa and Standard is P.O. Box 146, Road Town, Tortola, British Virgin Islands. The principal business address of Technologies, Knoll Capital and Mr. Knoll is 200 Park Avenue, Suite 3900, New York, New York 10166.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock purchase and loan agreement dated September 28, 1994, Technologies purchased 1,955,081 shares of Common Stock for a purchase price of $100,000. The source of the funds to purchase such shares was Thinking Technologies' working capital.

         In connection with loans in the aggregate principal amount of $502,000 made by Technologies to the Company in July 1996, the Company issued to Technologies ten-year warrants to purchase 468,242 shares of Common Stock at an exercise price of $1.07 per share.

         In November 1998, in a private placement, Technologies purchased from the Company approximately 393 "units" for a purchase price of approximately $393,000. Each unit consisted of (i) a Secured Convertible Note ("Bridge Note") in the principal amount of $1,000 bearing interest at the rate of 10% per annum, convertible into 500 shares of Common Stock, and (ii) warrants ("Bridge Warrants") to purchase 200 shares of Common Stock at a price of $.20 per share. In December 1999, Technologies converted the Bridge Notes (including accrued interest thereon) into 1,964,961 shares of Common Stock, at which time, pursuant to their terms, the Bridge Warrants were canceled. The source of the funds to purchase the units was Thinking Technologies' working capital.

         In December 1999, in lieu of accrued salary in the amount of $174,450 then owed to him, Mr. Knoll was issued immediately exercisable options to purchase 352,900 shares of Common Stock at a purchase price of $.50 per share.

         In August 2000, Technologies and Richard Sears ("Sears"), one of Technologies' limited partners, entered into an Agreement for Distribution of Limited Partnership Interest (the "Distribution Agreement"). Pursuant to the Distribution Agreement, Sears received from Technologies 69,628 shares of Common Stock.

         On November 27, 2000, Technologies was issued a Demand Convertible Note (the "Demand Note") in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year, which note provided that Technologies could, at its option, at any time commencing February 12, 2001, convert the principal amount of the Demand Note together with interest into shares of Common Stock at a conversion price of $.375 per share (the "Conversion Price"). In connection with the issuance of the Demand Note, Technologies was granted five-year warrants to purchase 425,066 shares of Common Stock at an exercise price of $0.375 per share, exercisable commencing on February 12, 2001. In February 2001, the Company's Board of Directors approved the reduction of the Conversion Price to $.12 per share. By an instrument of transfer dated January 4, 2002, Technologies transferred the Demand Note to Europa. On January 4, 2002, the Company's Board of Directors approved the reduction of the Conversion Price of the Demand Note to a price at which the then outstanding principal amount of the Demand Note, together with interest accrued thereon through such date, would be convertible into 80% of the outstanding shares of Common Stock of the Company on a fully-diluted basis (which amounts to 144,712,595 shares of Common Stock). As of January 4, 2002, the amount outstanding under the Demand Note was $903,061.22, which included interest equal to approximately $150,000.

         In December 1999, in connection with services rendered in connection with the Company's acquisition of the assets of Tritium Network, Inc. (the "Tritium Acquisition") the Company issued to Mr. Knoll (for no cash consideration), five-year warrants to purchase 549,800 shares of Common Stock at an exercise price of $.50 per share.

         In December 1999, the Company issued to Mr. Knoll options to purchase an aggregate of 200,000 shares of Common Stock at a price of $.50 per share.

         In March 2000, in connection with the closing of the Tritium Acquisition, the Company issued to Mr. Knoll for nominal consideration 200 shares of the Company's Series B Preferred Stock ("B Preferred Stock"), which are convertible into 200 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock to which this Statement relates are held by the Reporting Persons as an investment.

         Mr. Knoll, as the sole holder of the B Preferred Stock, has the exclusive right to elect seven members of the Board of Directors of the Company (the "Board") until March 7, 2002 and, thereafter, to elect five members of the Board until March 7, 2005 or such number of members as will constitute a majority of the Board.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of January 4, 2002, Technologies beneficially owned 4,743,722 shares of Common Stock (the "Technologies Shares"). The Technologies Shares constitute approximately 42.7% of the shares of the Company's Common Stock issued and outstanding as of January 4, 2002 (based upon a total of 10,204,637 shares of the Company's Common Stock actually issued and outstanding on January 4, 2002) (the "Outstanding Stock"). The Technologies Shares include (i) 3,850,414 shares of Common Stock; (ii) 468,242 shares of Common Stock issuable upon the exercise of warrants issued in July 1996 to Technologies, at an exercise price of $1.07 per share, which warrants expire in December 2006; and (iii) 425,066 shares of Common Stock issuable upon exercise of warrants issued in November 2000 to Technologies at an exercise price of $0.375 per share.

         As of January 4, 2002, Europa beneficially owned 144,712,595 shares of Common Stock (the "Europa Shares"). The Europa Shares constitute approximately 93.4% of the Company's Common Stock issued and outstanding as of January 4, 2002 and include the shares of Common Stock issuable upon conversion of the Demand Note.

         As of January 4, 2002, Knoll Capital beneficially owned 149,456,317 shares of Common Stock (the "Knoll Capital Shares"). The Knoll Capital Shares constitute approximately 95.9% of the Outstanding Stock. The Knoll Capital Shares include (i) 4,743,722 of the Technologies Shares; and (ii) 144,712,595 of the Europa Shares.

         As of January 4, 2002, Mr. Knoll beneficially owned 150,559,217 shares of Common Stock (the "Knoll Shares"). The Knoll Shares constitute approximately 96.0% of the Outstanding Stock. The Knoll Shares include (i) 4,743,722 of the Technologies Shares; (ii) 144,712,595 of the Europa Shares; (iii) warrants to purchase 549,800 shares of Common Stock exercisable at $.50 per share; (iv) options to purchase 352,900 shares of Common Stock exercisable at $.50 per share; (v) options to purchase 200,000 shares of Common Stock exercisable at $.50 per share; and (vi) 200 shares of Series B Preferred Stock, $.001 par value per share, which are convertible into 200 shares of Common Stock.

         Technologies, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or to direct the disposition of the Technologies Shares owned of record by Technologies.

         Europa and Mr. Knoll share the power to vote and dispose of or to direct the vote or direct the disposition of the Europa Shares.

         Mr. Knoll has the sole power to vote and dispose of the Knoll Shares, except for the Technologies Shares and the Europa Shares which are described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Contemporaneously with the acquisition by the Company of Tritium Network, Inc., a Delaware corporation ("Tritium"), on March 7, 2000, and as a condition to the Company entering into the asset purchase agreement, a voting agreement was entered into by and among the Company, Technologies, Mr. Knoll, and Tritium and its stockholders named on the signature page thereof, including Michael W. Lee, Tritium's principal stockholder (the "Voting Agreement"). Among other things, the Voting Agreement provides that for a period ending not later than December 31, 2002, Tritium, Technologies and each named stockholder agree to vote the shares of the Company's voting stock owned by them, and Mr. Knoll agrees to vote the shares of B Preferred Stock owned by him, to (i) fix and maintain the number of directors on the Company Board at nine; (ii) elect to the Board five directors designated by the holders of the B Preferred Stock; and
(iii) elect to the Board two directors designated by Michael W. Lee on behalf of Tritium or the stockholders.

         In April 2001, Mr. Lee and Technologies entered into an amendment to the Voting Agreement pursuant to which Technologies agreed to convert the Demand
Note into Common Stock, and Mr. Lee as the holder of a majority of the Series A Preferred Stock of the Company, agreed, among other things, to vote in favor of an amendment to the Voting Agreement which would eliminate Mr. Lee's right to designate two directors to the Board on behalf of the holders of the Series A Preferred Stock, and pending such vote to designate persons as directors as shall be consented to in writing by Technologies.

         As described in Item 4 above, the holders of a majority in voting power of the Series B Preferred Stock, voting together as a separate class, have the exclusive right to elect seven members of the Board until March 7, 2002 and, thereafter, to elect five members of the Board until March 7, 2005 or such number of members as will constitute a majority of the Board.

         In order to induce Technologies to make loans evidenced by the Demand Note, in November 2000, Mr. Lee, granted Technologies, as collateral security for the repayment of such loans, an option to purchase, for nominal consideration, 600,000 shares of the Company's Series A Preferred Stock owned by Michael Lee or Tritium, as the case may be, in the event that the Company fails to repay such loans when due.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2 Voting Agreement, dated as of March 7, 2000, by and among Thinking Tools, Inc., Thinking Technologies, L.P., Fred Knoll, Tritium Network, Inc. and the stockholders of Tritium Network, Inc. whose names appear on the signature pages of the agreement. (Incorporated herein by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 21, 2000.)

         3 Option Agreement, dated as of November 22, 2000, by and among Thinking Technologies, L.P., Michael Lee and Tritium Network, Inc. (Incorporated herein by reference to the Schedule 13D, Amendment No. 1 filed by certain of the Reporting Persons with the Securities and Exchange Commission on March 6, 2001.)

         4 Amendment to Voting Agreement, dated as of January 10, 2002 by and among Michael Lee and Thinking Technologies, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: August 23, 2002                      THINKING TECHNOLOGIES, L.P

                                            By: Knoll Capital Management, L.P.

                                            By:  /s/ Fred Knoll
                                                 -------------------------------
                                                 Name: Fred Knoll
                                                 Title:   President


Dated: August 23, 2002                           /s/ Fred Knoll
                                                 -------------------------------
                                                 Fred Knoll



Dated: August 23, 2002                      EUROPA INTERNATIONAL INC.

                                            By: Knoll Capital Management, L.P.

                                            By:  /s/ Fred Knoll
                                                 -------------------------------
                                                 Name: Fred Knoll
                                                 Title:   President

Dated: August 23, 2002                      KNOLL CAPITAL MANAGEMENT, L.P.

                                            By:  /s/ Fred Knoll
                                                 -------------------------------
                                                 Name:  Fred Knoll
                                                 Title: President

                                  EXHIBIT INDEX

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

         2 Voting Agreement, dated as of March 7, 2000, by and among Thinking Tools, Inc., Thinking Technologies, L.P., Fred Knoll, Tritium Network, Inc. and the stockholders of Tritium Network, Inc. whose names appear on the signature pages of the agreement. (Incorporated herein by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 21, 2000.)

         3 Option Agreement, dated as of November 22, 2000, by and among Thinking Technologies, L.P., Michael Lee and Tritium Network, Inc. (Incorporated herein by reference to the Schedule 13D, Amendment No. 1 filed by certain of the Reporting Persons with the Securities and Exchange Commission on March 6, 2001.)

         4 Amendment to Voting Agreement, dated as of January 10, 2002 by and among Michael Lee and Thinking Technologies, L.P.